東亞銀行



THE BANK OF EAST ASIA, LIMITED

香 港 中 環 德 輔 道 中 十 號
10 Des Voeux Road Central, Hong Kong

02 JAN 30 AM 8:16

Our Ref: SHR/02/07

January 18, 2002



02002779

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED
Secretarial Department

Molly Ho Kam-lan
Company Secretary

1/31

MH/TT/im/231
Encls.


東亞強積金

BEA Mandatory Provident Fund
明白你心，服務更稱心.

Annex to Letter to the SEC
dated January 18, 2002 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since August 31, 2001 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document: Form SC1 Return of Allotments
   Date: September 7, 2001
   Source of Requirement: Hong Kong Companies Ordinance

2. Document: Press announcement setting out the basis of allotment of the new shares to be issued under the 2001 interim scrip dividend scheme
   Date: September 10, 2001
   Source of Requirement: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE Listing Rules")

3. Document: Form SC1 Return of Allotments
   Date: September 21, 2001
   Source of Requirement: Hong Kong Companies Ordinance

4. Document: Form SC5 Particulars of a Contract Relating to Shares
   Date: September 21, 2001
   Source of Requirement: Hong Kong Companies Ordinance

5. Document: Press announcement in respect of appointments of Non-executive directors
   Date: October 15, 2001
   Source of Requirement: HKSE Listing Rules

6. Document: Form D2 Notification of Changes of Secretary and Directors
   Date: October 26, 2001
   Source of Requirement: Hong Kong Companies Ordinance

7. Document: Form D3 Consent to Act as a Directors
   Date: October 11 and 15, 2001
   Source of Requirement: Hong Kong Companies Ordinance

8. Document: Form SC1 Return of Allotments
   Date: December 6, 2001
   Source of Requirement: Hong Kong Companies Ordinance

9. Document: Form SC1 Return of Allotments
   Date: January 2, 2002
   Source of Requirement: Hong Kong Companies Ordinance

10. Document: Notification of Board meeting declaring the final results and final dividend for the year ended December 31, 2001
    Date: Janaury 14, 2002
    Source of Requirement: HKSE Listing Rules



Companies Registry
公司註冊處

02 JAN 30 AM 8:16

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	08	2001	To 至	31	08	2001

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$310,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$1,539,810.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,576,703,092.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-33,000-	HK$2.50	HK$15.30	Nil	HK$12.80	HK$422,400.00
Ordinary	-35,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$335,650.00
Ordinary	-56,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$781,760.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-124,000-		
	Total Shares Allotted by Class 各類股份分配總額	-124,000-		

Signed 簽名：



(Name 姓名)：(Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期： - 7 SEP 2001

Delete whichever does not apply 請刪去不適用者

Hong Kong iMail
Monday, September 10, 2001



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

INTERIM DIVIDEND FOR THE YEAR ENDING 31ST DECEMBER, 2001

The scrip entitlements under the 2001 Interim Scrip Dividend would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 3rd September, 2001 to Friday, 7th September, 2001 (both days inclusive) which was HK$17.80.

In our circular letter to shareholders dated 30th August, 2001, it was announced that the Directors had declared an interim dividend for the year ending 31st December, 2001 in cash at HK$0.21 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 3rd September, 2001 to Friday, 7th September, 2001 (both days inclusive) which was HK$17.80. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Friday, 14th September, 2001 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.21}{17.80}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the interim dividend in respect of the financial year ending 31st December, 2001, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the interim dividend will be despatched to shareholders by ordinary mail at their own risk on Friday, 21st September, 2001.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 7th September, 2001



Companies Registry
公司註冊處

02 JAN 30 AM 8:16

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
03	09	2001	To 至	21	09	2001

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$6,573,372.50

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ HK$867,950.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 （包括此分配） $ HK$3,583,276,465.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-25,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$239,750.00
Ordinary	-45,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$628,200.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Ordinary	2,559,349	$2.50	$2.50	Nil	Nil

Consideration for which the Shares have been Allotted 分配上述股份的代價

See the attached Appendix

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-70,000-		
See the attached computer reports		-2,559,349-		
	Total Shares Allotted by Class 各類股份分配總額	-2,629,349-		

Signed 簽名 :



(Name 姓名) : (Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期 : 21 SEP 2001

Delete whichever does not apply 請刪去不適用者

Company No.255

Appendix

Form SC1

6. Consideration for which the Shares have been Allotted

A sum of HK$6,398,372.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 2,559,349 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 30th August, 2001 who had validly elected to receive new shares in lieu of cash dividend of HK$0.21 per share.



Signed ______________________ (Secretary)



Companies Registry
公司註冊處

Form 表格 **SC5**

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Number of shares allotted as fully or partly paid up otherwise than in cash 以非現金繳付全部或部分股款而分配的股份數目	2,559,349
3 Class of shares 股份類別	Ordinary
4 Nominal amount of each share 每股的面額	$2.50
5 Amount to be considered as paid up on each share otherwise than in cash 每股被視爲以非現金繳付股款的款額	$2.50
6 If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in Section 7, state the nature of such consideration and the number of shares so allotted 如分配此等股份的代價爲服務，或爲下文第 7 項所述的代價以外的任何代價，則須述明該項代價的性質，以及如此分配的股份的數目	Capitalisation issue – 2,559,349 shares allotted under scrip dividend scheme. Please refer to the attached Appendix for the nature of consideration.

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

7 If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give the description of the property and full particulars of the manner in which the purchase price is to be satisfied :
如作出的分配是爲了清償或部分清償財產的買價，請述明該項財產以及提供清償買價的方式的詳情：

(1) **Brief description of property** 財產的簡述 — —

(2) **Purchase price** 買價

(a) **Total amount of consideration as paid on ______ shares allotted otherwise than in cash** 以非現金繳付股款而分配的 ______ 股所付代價的總款額	$ —
(b) **Cash** 現金	$ —
(c) **Amount of debt released or liabilities assumed by the purchaser (including mortgages; on property acquired)** 購買人所解除的債項或所承擔的債務的款額（包括按揭；有關所收購財產的債項或債務）	$ —
Total purchase price 總買價	$ —

8 Breakdown of the total purchase price of the property which is the subject of the sale :
有關所售賣的財產的總買價的細目分類：

(1) **Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)** 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）	$ —
(2) **Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)** 批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）	$ —
(3) **Fixed plant and machinery on leasehold property (including tenants', trade, and other fixtures)** 批租土地財產上的固定工業裝置及機械（包括租戶的固定工業裝置及機械、經營及其他固定裝置）	$ —

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號: 255

(4)	Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。）	$ —
(5)	Loose plant and machinery, stock-in-trade, and other chattels (excluding plant and machinery which was not in an actual state of severance on the date of the sale) 活動工業裝置及機械、商品存貨及其他實產（不包括在出售日期並非處於實際分割狀態的工業裝置及機械）	$ —
(6)	Goodwill and benefit of contracts 商譽及合約的利益	$ —
(7)	Patents, designs, trade marks, licences, copyrights, etc. 專利、設計、商標、特許、版權等	$ —
(8)	Book and other debts 帳面債項及其他債項	$ —
(9)	Cash in hand and at Bank on current account, bills, notes, etc. 手頭現金及銀行來往帳內的現金、匯票、票據等	$ —
(10)	Cash on deposit at Bank or elsewhere 存放於銀行或其他地方的現金	$ —
(11)	Shares, debentures and other investments 股份、債權證及其他投資	$ —
(12)	Other property, viz. ______ 其他財產，即 ______	$ —
	Total Purchase Price 總買價	$ —

Signed 簽名 : 

(Name 姓名) : (Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期 : 21 SEP 2001

** Delete whichever does not apply 請刪去不適用者*

Company No.255

Appendix

Form SC5

6. A sum of HK$6,398,372.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 2,559,349 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 30th August, 2001 who had validly elected to receive new shares in lieu of cash dividend of HK$0.21 per share.

Signed  (Secretary)

(Enlarge Size)

South China Morning Post

15th October, 2001



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

APPOINTMENTS OF DIRECTORS

The Bank of East Asia, Limited (the "Bank") is pleased to announce that **Tan Sri Dr. Khoo Kay-peng, Mr. Thomas Kwok Ping-kwong and Mr. Richard Li Tzar-kai** have been appointed Non-executive Directors of the Bank with effect from 15th October, 2001.

Tan Sri Dr. Khoo Kay-peng, PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD, aged 62, is the Chairman and Group Chief Executive of the MUI Group of companies, a diversified conglomerate with business interests in Asia Pacific and several other countries. He is also the Chairman of Laura Ashley Holdings Plc and a Director of South China Morning Post (Holdings) Ltd. Previously, Tan Sri Dr. Khoo had served as Director of Banking Operations in Bank Bumiputra Malaysia Berhad and as Vice Chairman of Malayan Banking Berhad. Currently, he is a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia Beach, USA, and a board member of Northwest College, Seattle, USA.

Mr. Thomas Kwok Ping-kwong, MSc (Bus Adm), BSc (Eng), FCPA, JP, aged 49, Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of Sunevision Holdings Limited and a Director of USI Holdings Limited. He is currently an Executive Vice President of The Real Estate Developers' Association of Hong Kong, a committee member of the Land Sub-Committee & Planning Sub-Committee of the Land & Building Advisory Committee, a Government appointed member of the Business Advisory Group, an Honorary Citizen of Guangzhou and a member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Mr. Richard Li Tzar-kai, aged 34, is the Chairman and Chief Executive of Pacific Century CyberWorks Limited, the Chairman and Chief Executive of the Pacific Century Group and the Chairman of Singapore-based Pacific Century Regional Developments Limited. He is a governor of the World Economic Forum for Information Technologies and Telecommunications, a member of the Center for Strategic and International Studies' International Councilors Group in Washington, DC; and a member of the International Advisory Board of the Center for International Development at Harvard University. He is also a member of the United Nations Information and Communication Technology Advisory Group, and the Council of the City University of Hong Kong.

The Bank is pleased to take this opportunity to welcome Dr. Khoo, Mr. Kwok and Mr. Li and congratulates them on their appointments.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 15th October, 2001.



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited,
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄


RECEIVED 收件日期
26 - 10 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 255

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／~~Change of particulars~~ 委任／~~更改資料~~
(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Director	15	10	2001
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
KHOO 邱	Kay Peng 繼炳

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 189 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P685205(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes Nil **Continuation Sheet A and** 2 **Continuation Sheet B.**
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(HO Kam-lan) Date 日期：26th October, 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
~~董事~~／秘書／~~經理~~／~~授權代表~~ *

* *Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號: 255

Details of Appointment／~~Change of particulars~~ (Section 3B of main form)
委任／~~更改資料~~詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／~~Change of particulars~~ 委任／~~更改資料~~

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	15	10	2001

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
KWOK 郭	Ping Kwong, Thomas 炳江

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 8A, South Bay Road, Repulse Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A991900(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

255

Details of Appointment／~~Change of particulars~~ (Section 3B of main form)
委任／~~更改資料~~詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／~~Change of particulars~~ 委任／~~更改資料~~

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	15	10	2001

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
LI 李	Tzar Kai, Richard 澤楷

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 2505 Queen's Garden, Block C, 9 Old Peak Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D544977(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A



Companies Registry
公 司 註 冊 處

02 JAN 30 AM 8: 16

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

255

Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

I, Richard LI Tzar-kai consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 15th October, 2001, and confirm that I have attained the age of 18 years*.
生效日期爲 ,並確認本人已年滿十八歲*。

Signed 簽名：
Richard LI Tzar-kai

Date 日期： 11th October, 2001

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

RECEIVED 收件日期
26 - 10 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Specification No.1/97
指明編號第 1/97 號



Companies Registry
公 司 註 冊 處

Form 表格 **D3**

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

255

Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

I, Thomas KWOK Ping-kwong **consent to act as a Director of the above company**
本人 同意出任上述公司的董事一職，

with effect from 15th October, 2001 **, and confirm that I have attained the age of 18 years*.**
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名：



Thomas KWOK Ping-kwong

Date 日期： 15 October 2001



RECEIVED 收件日期
26 - 10 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

Specification No.1/97
指明編號第 1/97 號



Companies Registry
公司註冊處

Form 表格 **D3**

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

255

Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

I, KHOO Kay-peng consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 15th October, 2001 , and confirm that I have attained the age of 18 years*.
生效日期爲 ,並確認本人已年滿十八歲*。



Signed 簽名：

KHOO Kay-peng

Date 日期： 15th. October, 2001

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

Specification No.1/97
指明編號第 1/97 號



Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

23	11	2001	To 至	23	11	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$62,500.00

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ HK$239,750.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ HK$3,583,338,965.00
累積繳足股款總額 （包括此分配）

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-25,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$239,750.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-25,000-		
	Total Shares Allotted by Class 各類股份分配總額	-25,000-		

Signed 簽名 :

(Name 姓名) : (Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期 : -6 DEC 2001

**Delete whichever does not apply 請刪去不適用者*



Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

05	12	2001	To 至	27	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$372,500.00

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ HK$1,428,910.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配） $ HK$3,583,711,465.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
Ordinary	-149,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$1,428,910.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97 號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-149,000-		
	Total Shares Allotted by Class 各類別股份分配總額	-149,000-		

Signed 簽名：



(Name 姓名)：(Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期： - 2 JAN 2002

Delete whichever does not apply 請刪去不適用者

東亞銀行



THE BANK OF EAST ASIA, LIMITED

香港中環德輔道中十號
10 Des Voeux Road Central, Hong Kong

Our Ref. SHR/02/03

14th January, 2002

Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

By Fax 2537 9351 &
By Hand

Attn: Ms. Anne Chapman

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Tuesday, 5th February, 2002 for the purpose of announcing the final results and declaring a final dividend for the year ended 31st December, 2001.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Chan Kay-cheung
Executive Director

KCC/MH/TT/227

東亞強積金
BEA Mandatory Provident Fund
明白你心，服務更稱心。

通訊地址：香港郵政總局信箱31號　電話：(852) 2842 3200　電傳：HX73017　電報掛號：BANKEASIA　環球銀行財務電信：BEASHKHH　傳真機：(852) 2845 9333　網址：www.hkbea.com
Correspondence Address: G.P.O. Box No. 31, Hong Kong　Tel: (852) 2842 3200　Telex: HX73017　Telegram: BANKEASIA　S.W.I.F.T.: BEASHKHH　Fax: (852) 2845 9333　Website: www.hkbea.com